Exhibit 10.2(o)

CYTEC INDUSTRIES INC.

DEFERRED COMPENSATION PLAN

(as amended and restated December 15, 2008)

1. Purpose. The Cytec Industries Inc. Deferred Compensation Plan (the “Plan”) was originally adopted by Cytec Industries Inc. (the “Company”) effective as of January 1, 1996 and was amended effective as of January 21, 2002 and was further amended effective as of December 9, 2002. This Plan’s purpose is to allow the Company to avoid exceeding the Section 162(m) Limits by providing for the discretionary deferral of certain amounts that otherwise would be paid to executives.

The Plan is amended and restated effective December 15, 2008. The provisions of this amended and restated Plan are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations thereunder and related guidance issued by the Internal Revenue Service (“IRS”).

2. Deferrals. No later than June 30 of each calendar year (a “Plan Year”), a Participant may elect to defer any compensation paid to such Participant in the year after such Plan Year with respect to such Plan Year’s performance that is in excess of the deductible Section 162(m) Limits as determined for such Plan Year by so notifying the Secretary to the Committee. No deferral may be made pursuant to this Plan in the absence of such election. For example, a Participant may have elected, on or before June 30, 2008 to defer compensation payable in 2009 with respect to the 2008 Plan Year that is in excess of the deductible Section 162(m) Limits as computed for the 2008 Plan Year. Each Participant shall have established in such Participant’s name a Deferred Cash Account. If with respect to any Plan Year of the Company (provided that the Participant has timely made a deferral election with respect to such Plan Year), the deductible compensation of a Participant for such Plan Year would exceed (or but for the deferral provided for herein would exceed) the Section 162(m) Limits, then:

(a)	the Participant’s incentive compensation awarded with respect to such Plan Year under the I. C. Plan shall be reduced by the amount of the excess (but not below zero); and

(b)	there shall be credited to the Participant’s Deferred Cash Account, as of the date that payment of incentive compensation would have been made but for the reduction specified in clause (i) above, an amount equal to the total amount of the aforesaid reduction in incentive compensation under the I. C. Plan.

For purposes of this Section 2 of the Plan, it shall be conclusively presumed that all compensation under the 1993 Stock Award and Incentive Plan (including but not limited to performance stock, performance cash, deferred stock awards and stock options) other than compensation pursuant to Section 6 of this Plan qualify as “performance-based compensation” which is not subject to the Section 162(m) Limits.

3. Interest Equivalents. There shall be credited to each Participant’s Deferred Cash Account, as of the last day of each calendar quarter, interest equivalents on the average daily balance of Deferred Income in said account for said calendar quarter. Interest equivalents shall be computed at a rate per annum equal to the per annum rate, as of the last business day of the quarter, of the 10-year Treasury Notes plus 1% per annum. If any Deferred Income is disbursed to a Participant or a Beneficiary on a date other than the final day of a calendar quarter, interest equivalents shall be credited on the Deferred Income so disbursed for the partial calendar quarter ending as of the date of such disbursement. Interest equivalents for such partial calendar quarters shall be based on the 10-year Treasury Note rate, plus 1% per annum, in effect on the next preceding business day.

4. Payments from Deferred Cash Account. Payment of Deferred Income in a Participant’s Deferred Cash Account and any Deferred Stock Award made pursuant to Section 6 of the Plan and any Dividend Equivalents thereon shall be made in a lump sum on the first day of the seventh month following the Participant’s Separation from Service, except as permitted under Section 5 of the Plan. In no event shall payment be made later than the fifteenth day of the third calendar month following the date on which the Participant has been Separated from Service for six months (except as permitted under Section 5 of the Plan).

5. Special Provisions Relating to Payment.

(a)	In case of a Participant’s death before the payment of the Deferred Income, the total amount of the Deferred Income and any Deferred Stock Award made pursuant to Section 6 of the Plan and any Dividend Equivalents thereon shall be paid to the Participant’s Beneficiary in a lump sum payment on the first day of the month following the Participant’s death, provided that in no event shall payment be made later than the fifteenth day of the third calendar month following the date on which the Participant died.

(b)	Other provisions of the Plan notwithstanding, if, upon the written application of a Participant, the Committee determines that the Participant has suffered an Unforeseeable Emergency, then the Administrator shall authorize a distribution hereunder on account of Unforeseeable Emergency. Unforeseeable Emergency means a severe financial hardship to the Participant resulting from:

(i)	A sudden and unexpected illness or accident of the Participant or such Participant’s spouse, Beneficiary or dependent (as defined in Section 152(a) of the Code);

(ii)	The loss of a Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance);

(iii)	Imminent foreclosure of or eviction from the Participant’s primary residence;

(iv)	The need to pay for medical expenses, including non-refundable deductibles, as well as for the costs of prescription drug medication;

(v)	The need to pay for the funeral expenses of the Participant’s spouse, Beneficiary or dependent (as defined in Section 152(a) of the Code); and

(vi)	Other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

The circumstances that would constitute an Unforeseeable Emergency will depend upon the facts of each case, and the Committee has the sole and exclusive ability to determine whether such an Unforeseeable Emergency exists, but, in any case, such determination may not be made to the extent that such hardship is or may be relieved (a) through reimbursement or compensation by insurance or otherwise (without regard to a loan or a withdrawal from the Savings Plan or any other qualified plan maintained by the Company), or (b) by liquidation of the Participant’s assets, to the extent that the liquidation of assets would not itself cause severe financial hardship. The amounts distributed with respect to an Unforeseeable Emergency shall not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution.

(c)	If a Participant or any Beneficiary attempts to assign or otherwise encumber any rights acquired hereunder, the Company’s obligation to make any payment to (i) such Participant and/or the Beneficiary, or (ii) such Beneficiary, as the case may be, shall forthwith terminate. The determination as to whether an attempted assignment has occurred resulting in a termination of the Company’s obligation shall be made by the Committee in its absolute discretion, and the decision of the Committee with respect thereto shall be conclusive.

(d)	All payments of Deferred Income under this Plan (except for those converted to a Deferred Stock Award under Section 6 of the Plan) shall be made in cash. The Company shall have the right to deduct from any distribution payable hereunder, amounts required by a governmental authority to be withheld and paid to such governmental authority with respect to such distribution. All other rights of set-off are waived.

6. Deferred Stock Awards in lieu of Deferred Cash. Notwithstanding anything else in this Plan to the contrary, any Participant who makes an election to defer compensation pursuant to Section 2 of this Plan with respect to any Plan Year of the Company who is not in compliance with the executive stock ownership guidelines of the Company as in effect on the last day of such Plan Year may also elect to receive any deferred compensation with respect to such year as a Deferred Stock Award equal in amount to the nearest whole number of shares obtained by dividing the amount of such deferred compensation by the closing price of Cytec common stock on the business day immediately prior to the date such deferred compensation would have been credited to the Participant’s Deferred Cash Account in lieu of a credit to such Participant’s Deferred Cash Account. The election must be made within 45 days after the end of such Plan Year and in any event before the date such deferred compensation with respect to such Plan Year would have been credited to the Participant’s Deferred Cash Account. The election shall be made in accordance with Section 409A of the Code.

7. Certain Provisions Relating to Participation. Neither any Participant nor any person claiming under or through any Participant shall have any right or interest, whether vested or otherwise, in any Deferred Income unless and until such Participant or such other person complies with all the terms, conditions and provisions hereof. Nothing contained herein shall require the Company to segregate or earmark any cash or other property. With respect to claims hereunder, Participants and their Beneficiaries shall have only an unsecured claim against the general assets of the Company. By accepting any benefits under this Plan, each Participant and each person claiming under or through any Participant, shall be conclusively deemed to have indicated acceptance and ratification of, and consent to, any action or decision taken or made or to be taken or made hereunder by the Company, the Board of Directors or the Committee.

8. Beneficiaries. Each Participant may designate from time to time a Beneficiary or Beneficiaries hereunder by filing a designation with the Secretary of the Company. The Company shall be entitled to rely upon the last such written designation in its possession in making any payment hereunder. Notwithstanding the foregoing, if after a Participant’s death any dispute should arise as to the entitlement of any person to any portion of the Deferred Income, the Company’s obligations hereunder will be satisfied if it makes payment to the Participant’s estate.

9. Change in Control. If a Change in Control occurs, then all Deferred Income shall vest and become immediately due and payable.

10. Administration. The Plan shall be administered by the Committee, which shall have full authority to interpret the Plan and to resolve ambiguities; and the interpretation of the Committee shall be conclusive.

11. Amendment and Termination. The Board of Directors may amend or terminate the Plan at any time and for any reason.

12. Definitions. For the purposes of this Plan, the following terms have the meanings respectively indicated:

(a)	“Beneficiary” means one or more persons or entities (including a trust or estate) designated by the Participant in writing at any time or from time to time or, in the absence of an effective designation, such person’s estate.

(b)	“Board of Directors” and “Board” mean the Board of Directors of the Company.

(c)	“Change in Control” shall be deemed to occur on the date upon which one of the following events occurs:

(i)	Any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of either the total fair market value or total voting power of the stock of the Company; or

(ii)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the Company; or

(iii)	A majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not recommended by a majority of the members of the Board prior to the date of the appointment or election; or

(iv)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 60% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition.

(d)	“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto.

(e)	“Committee” means the Compensation and Management Development Committee of the Board of Directors, and includes any successor committee created by the Board to administer the Company’s executive compensation programs.

(f)	“Company” means Cytec Industries Inc., a corporation of the State of Delaware.

(g)	“Deferred Cash Account” means an account established in the name of a Participant, as provided in Section 2 of the Plan.

(h)	“Deferred Income” means all income that is deferred in accordance with Section 2 of the Plan, together with all interest equivalents accrued thereon and on previously-credited interest equivalents pursuant to Section 3 of the Plan, but not including any amounts converted to a Deferred Stock Award pursuant to Section 2 of the Plan.

(i)	“Deferred Stock Award” means any award of Deferred Stock under the 1993 Stock Award and Incentive Plan made pursuant to the terms of this Plan and the payment of which is governed by the terms of this Plan.

(i)	“Dividend Equivalents” shall have the meaning assigned to such term in the 1993 Stock Award and Incentive Plan.

(j)	“I. C. Plan” means the existing system (as well as any successor system or plan) of annual cash bonuses payable to Company employees (including Participants), pursuant to which annual target bonuses are established based upon job levels and payments of bonuses as a percentage of such targets are made based upon Company, business group and/or individual performance.

(k)	“Participant” means an employee of the Company, or of a subsidiary of the Company, whose compensation, with respect to any federal tax year of the Company, would exceed (or would but for the deferral provided for herein exceed) the Section 162(m) Limits. An employee shall be a Participant with respect to incentive compensation paid after termination of employment if such compensation would be subject to the Section 162(m) Limits.

(l)	“Plan” shall mean the Cytec Industries Inc. Deferred Compensation Plan, as from time to time amended.

(m)	“Section 162(m) Limits” means the limits on deductible executive compensation established by Section 162(m) of the Code and the regulations thereunder for each tax year.

(n)	“Separation from Service” occurs on the date that the Participant dies, retires, or otherwise has a termination of employment ((within the meaning of Treasury Regulation Section 1.409A-1).

(n)	“Unforeseeable Emergency” means Unforeseeable Emergency as defined in Section 5(b) of the Plan.

(o)	“1993 Stock Award and Incentive Plan” means the Cytec Industries Inc. 1993 Stock Award and Incentive Plan, as amended from time to time and, for purposes of this Plan, also includes any subsequently adopted non-qualified executive compensation plan of the Company that provides for stock options, restricted stock, deferred stock awards or other stock-based compensation.

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/s/ ROY SMITH	12/15/2008
ROY SMITH	DATE

/s/ MARILYN R. CHARLES	12/15/2008
MARILYN R. CHARLES	DATE